Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Signs Aggregates and Screened Rock Purchase Agreement with Minera Panama, S.A. through Petaquilla's wholly owned subsidiary Panama Desarrollo de Infraestructuras, S.A.

Vancouver, BC – May 28, 2013: On February 24, 2013, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) and certain of its wholly owned subsidiaries issued a joint news release with Inmet Mining Corporation (“Inmet”) and its wholly owned subsidiary, Minera Panama, S.A. (“MPSA”) announcing the signing of a binding Commercial Arrangement Term Sheet (”Term Sheet”) outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet, and camp site procurement for the mutual benefit of MPSA’s and Petaquilla’s mining operations in the District of Donoso, Panama.

Subsequent to the execution of said Term Sheet, on April 9, 2013, First Quantum Minerals Ltd. (“First Quantum”)(TSX:FM)(LSE:FQM) completed the acquisition of Inmet. Following discussions with First Quantum, Petaquilla and MPSA concluded and have executed an Aggregates and Screened Rock Purchase Subcontract (the “Agreement”) for MPSA’s purchase of aggregates and screened rock. The parties to the Agreement are Panama Desarrollo de Infraestructuras, S.A. (“PDI”), an infrastructure company wholly owned by Petaquilla, and MPSA, an 80% owned subsidiary of FQM (Akubra) Inc.

Pursuant to the Agreement, MPSA has an option to purchase up to US$100,000,000 of aggregate and screened rock, and a minimum of US$75,000,000, subject to PDI providing such materials within a three year period, for use in the Cobre Panama project.

Upon execution of the Agreement, MPSA made an advance payment of US$2,000,000. Delivery of aggregates and screened rock material has commenced.

The Company’s planned business and spin-out strategy for PDI encompassed a focus to increase PDI’s project base, which has been largely advanced through the execution of this particular Agreement.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo Esquivel
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.